NO ACT

DC
PE
3-20-08



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE



March 20, 2008

Skadden, Arps, Slate, Meagher & Flom LLP
One Beacon Street
Boston, MA 02108-3194

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/20/2008

Re: HRPT Properties Trust

Dear Mr. Goodman:

This is in regard to your letter dated March 19, 2008 concerning the shareholder proposal submitted by the SEIU Master Trust for inclusion in HRPT's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that HRPT will include the proposal in its proxy materials, and that HRPT therefore withdraws its January 31, 2008 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Greg Belliston

Gregory Belliston
Special Counsel

cc: Stephen Abrecht
Executive Director of Benefit Funds
SEIU Master Trust
Dupont Circle, N.W., Ste. 900
Washington, DC 20036-1202

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

ONE BEACON STREET

BOSTON, MASSACHUSETTS 02108-3194

TEL: (617) 573-4800

FAX: (617) 573-4822

www.skadden.com

Securities Exchange Act of 1934,
Rule 14a-8(i)(3)

January 31, 2008

VIA HAND DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Shareholder Proposal of the SEIU Master Trust

Ladies and Gentlemen:

We are writing on behalf of our client, HRPT Properties Trust (the "Company" or "HRPT"), a Maryland real estate investment trust, pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act")[1], to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, a portion of the supporting statement (the "Supporting Statement") submitted by Stephen Abrecht, Executive Director of Benefit Funds, on behalf of the SEIU Master Trust (the "Proponent") in support of its shareholder proposal (the "Proposal"), may properly be omitted from the proxy materials (the "2008 Proxy Materials") to be distributed by the Company in connection with its 2008 annual meeting of shareholders pursuant to Rule 14a-8(i)(3).

[1] Unless otherwise noted, all references in this letter to rules refer to the applicable rule promulgated under the Securities Exchange Act of 1934, as amended.

I. The Proposal

The Proposal reads as follows:

Resolved that shareholders of HRPT Properties Trust ("HRP") urge the board of trustees to adopt a policy that the board shall designate a trustee who is independent of both HRP and REIT Management Research LLC ("RMR") to serve as chairperson. The policy should be implemented so as not to violate any contractual obligation. The policy should also specify (a) how to select a new independent chairperson if a current chairperson ceases to be independent during the time between annual meetings of shareholders, and (b) that compliance with the policy is excused if no independent trustee is willing to serve as chairperson.

A copy of the full text of the Proposal and Supporting Statement is attached hereto as Exhibit A.

II. Substantive Grounds for Exclusion

The Company respectfully requests that the Staff concur in its view that the following paragraph (the "Penultimate Paragraph") of the Supporting Statement is excludable from the 2008 Proxy Materials on the basis that it contains materially misleading statements, rendering it materially false and misleading in violation of the proxy rules:

Industry watchers have expressed concern as well. As an August 2007 Cantor Fitzgerald stock report on HRPT notes, "we believe the shares deserve to trade at a discount to the peer group, due to an outside advised corporate structure." An earlier Stifel Nicolaus analyst report states, "It is our belief that the outside advisory structure is not ideal, primarily due to the potential conflict of interest concerns. This structure, which is not followed by any of HRPT's peer group, may result in a discount when valuing HRPT." Further, HRP's total shareholder returns have lagged behind its peer group for the past one, three and five years. Therefore, we believe that independent board leadership is critical.

Bases for Exclusion

A Portion of the Supporting Statement May be Properly Omitted under Rule 14a-8(i)(3) Because It is Materially False and Misleading in Violation of the Proxy Rules

In Staff Legal Bulletin No. 14B (September 15, 2004) ("SLB 14B"), the Staff clarified its view as to the circumstances in which language in a proposal or supporting statement may properly be omitted in reliance on Rule 14a-8(i)(3). In SLB 14B, the Staff stated that modification or exclusion of a statement may be appropriate where "the company demonstrates objectively that the statement is materially false or misleading." The Company submits that the statements made in the Penultimate Paragraph, by objective standards, are materially false and misleading for the reasons set forth below.

In the Penultimate Paragraph, the Proponent selectively quotes a portion of a sentence in an August 9, 2007 stock report of Cantor Fitzgerald (the "Cantor Report") and two sentences in a November 9, 2005 stock report of Steifel, Nicholaus & Company, Incorporated (the "Steifel Report," and together with the Cantor Report, the "Cantor and Steifel Reports") as proof of the purported factual assertion that '[i]ndustry watchers have expressed concern as well" with respect to the Company. However, neither the Cantor Report nor the Steifel Report expresses "concern" with respect to the Company, or more particularly, with respect to the ability of the Company's board of trustees to effectively monitor transactions between the Company and its manager, Reit Management & Research LLC ("RMR"). Indeed, the Cantor Report rates the Company as "**Buy**" and states in the same sentence from which the Proponent draws the quote (but in the portion omitted by the Proponent from the Supporting Statement) that the Company has a "historical track record of fiduciary responsibility." Similarly, the Steifel Report rates the Company as "**Market Outperform**" and states immediately following the quoted sentences that RMR, "has a long track record of being a good fiduciary" and that HRPT's "G&A costs are at or below the peer group average." Thus, the Penultimate Paragraph materially misrepresents the Cantor and Steifel Reports. These reports do not express concern about the Company. Instead, they each state that the Company has a track record of fiduciary responsibility.

The Cantor and Steifel Reports are proprietary and not publicly available; they are available only to clients of Cantor Fitzgerald ("Cantor") and Steifel, Nicholaus & Company, Incorporated ("Steifel"). Consequently, unless Company shareholders are clients of Cantor and Steifel, they will not be able to access the Cantor and Steifel Reports to determine independently that the statements in the Penultimate Paragraph are misleading.[2]

---

[2] Additionally, the Proponent has not provided the Company with evidence that it has the consent of Cantor to the inclusion of Cantor's name, references to the Cantor Report or truncated quotes from the Cantor Report in the Supporting Statement in the 2008 Proxy Materials or the consent of Steifel to the inclusion of Steifel's name, references to the Steifel Report or quotes from the Steifel Report in the Supporting Statement in the 2008 Proxy Materials. The Company does not have and does not intend to

We recognize, as stated in SLB 14B, Staff's view that in certain circumstances it is appropriate for a company to address its objections to a shareholder proposal in a statement of opposition in the proxy statement rather than to seek to exclude objectionable statements from a shareholder proposal or a supporting statement under Rule 14a-8(i)(3). We also acknowledge that Rule 14a-8(l)(2) states, "The company is not responsible for the contents of [the shareholder proponent's] proposal or supporting statement." Importantly, however, in order for the Company to demonstrate to its shareholders that the Penultimate Paragraph is misleading, the Company will need to reference, and include portions of, the Cantor and Steifel Reports in the opposition section of the 2008 Proxy Materials. Therefore, allowing the Proponent to include the Penultimate Paragraph would mean, in effect, that the Company will need to reference, and include portions of, the Cantor and Steifel Reports in the opposition section of the 2008 Proxy Materials. We respectfully submit that the Company should not be required to do so for a number of reasons. The Company has a general practice of not commenting on analyst reports, and has no recollection of ever doing so. There may be an increased risk to the Company that, by the inclusion of portions of the Cantor and Steifel Reports in the 2008 Proxy Materials and discussing those reports therein, the Company could be said to have "adopted" such reports as the Company's own, potentially exposing the Company to securities fraud liability for their content and responsibility to correct or update information contained therein. Moreover, the Commission has cautioned that it "[does] not view a disclaimer as sufficient to insulate an issuer from responsibility for information it makes available through a hyperlink or otherwise" and stated that specific disclaimers of anti-fraud liability are contrary to the policies underpinning the federal securities laws.[3] The Company should not be exposed to potentially increased liability in order to effectively counter materially false and misleading statements made in the Penultimate Paragraph.[4]

The Proponent follows the selective quotes from the Cantor and Steifel Reports with an unsupported, unqualified and unexplained purported factual statement that the Company's "total shareholder returns have lagged behind its peer group for the past one,

---

obtain the consent of either Cantor or Steifel to the use of their names or excerpts from their reports in the 2008 Proxy Materials. As a result, there may be some risk to the Company that either or both of Cantor and Steifel will object to the inclusion of their names and excerpts from their reports in the 2008 Proxy Materials. This is a risk the Company should not be required to incur either by including the Penultimate Paragraph in the Supporting Statement portion of the 2008 Proxy Materials or including portions of the Cantor and Steifel Reports in an opposition section of the 2008 Proxy Materials in order to demonstrate that the Penultimate Paragraph is false and misleading.

3 "Use of Electronic Media," 72 SEC Docket No. 6, at page 761 n.61 (April 28, 2000).

4 If the Staff does not concur with the Company's view that the Penultimate Paragraph may properly be excluded from the 2008 Proxy Materials, in effect, the Company will be forced to correct the Proponent's false and misleading statements in the statement of opposition portion of such materials and include in such materials a disclaimer of responsibility by the Company for the information in the Cantor and Steifel Reports.

three and five years." By including this sentence immediately after quotes from the Cantor and Steifel Reports, and in the same paragraph as the Proponent's discussion of the Cantor and Steifel Reports, the Proponent purposely is trying to mislead Company shareholders into assuming the statement is a conclusion of fact reached in the Cantor and Steifel Reports. It is not. Moreover, the purported factual statement is materially false and misleading because it is unqualified, without any explanation as to:

- How the Proponent calculated total shareholder returns.
- The names of the companies the Proponent included in the peer group and how it determined the peer group.
- The Proponent's sources for information about companies included in the peer group.
- The dates of the one, three and five year time periods the Proponent used for the calculations.[5]
- The Proponent's method for making the peer group comparison.

As a broad purported factual assertion, that is unqualified and unexplained, the statement is materially false and misleading.

We submit that the aforementioned reasons objectively demonstrate that the Penultimate Paragraph is materially false and misleading. Accordingly, the Company believes that the Penultimate Paragraph should be omitted from the 2008 Proxy Materials pursuant to Rule 14a-8(i)(3).

III. Conclusion

For the reasons set forth above, the Company respectfully requests that the Staff concur with its view that it may properly omit the Penultimate Paragraph of the Supporting Statement from the 2008 Proxy Materials. The Company would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, the Company respectfully requests the opportunity to confer with you prior to the determination of the Staff's final position.

In accordance with Staff Legal Bulletin No. 14, section G.7., all relevant correspondence relating to the Proponent is attached hereto as a schedule to Exhibit B. The Company can make available to you copies of the Cantor and Steifel Reports if you determine it is necessary to review them in connection with this request.

[5] As the Proposal is dated December 11, 2007, the time periods cannot be based on calendar years unless the calculations are stale.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing it of the Company's intention to omit a portion of the Supporting Statement from the 2008 Proxy Materials. The Company intends to begin distribution of the definitive 2008 Proxy Materials on or after April 21, 2008. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company currently intends to file the definitive 2008 Proxy Materials with the Commission.

We would greatly appreciate it if Staff's response could be faxed to my attention at 617-573-4800. According to the correspondence the Company has received from the Proponent, the Proponent's fax number is 202-842-0046.

If the Staff has any questions or comments regarding the foregoing, please contact the undersigned at (617) 573-4830.

Very truly yours,



Louis A. Goodman

Enclosures

cc: Jennifer Clark,
Senior Vice President, HRPT Properties Trust

Stephen Abrecht,
Executive Director of Benefit Funds, SEIU Master Trust

HRPT PROPERTIES TRUST
NO-ACTION REQUEST LETTER
JANUARY 31, 2008

EXHIBIT A

PROPOSAL
AND
SUPPORTING STATEMENT

BENEFIT FUNDS OFFICE of the
Service Employees International Union
11 Dupont Circle • Washington, DC 20036
Phone: (202) 730-7500 Fax: (202) 842-0046

SEIU Master Trust:
SEIU National Industry Pension Fund
SEIU Affiliates' Officers & Employees Pension Fund
SEIU Staff Pension Fund

Fax

To:	JOHN C. POPEO	From:	STEPHEN ABRECHT
Fax:	617-332-2261	Pages:	3 , including cover sheet
Phone:		Date:	12/11/2007
Re:	SHAREHOLDER SUBMISSION	CC:	

• **Comments:**

ATTACHED, PLEASE FIND THE SEIU MASTER TRUST SUBMISSION FOR THE 2008 ANNUAL MEETING OF SHAREHOLDERS.

THE ORIGINAL FOLLOWS BY UPS OVERNIGHT DELIVERY.


SEIU
Stronger Together

Via Overnight Mail

December 11, 2007

John C. Popeo
Secretary
HRPT Properties Trust
400 Centre Street
Newton, MA 02458

And via Facsimile: 617-332-2261

Dear Mr. Popeo:

On behalf of the SEIU Master Trust ("the Trust"), I write to give notice that, pursuant to the 2007 proxy statement of HRPT Properties Trust (the "Company"), the Trust intends to present the enclosed proposal (the "Proposal") at the 2008 annual meeting of shareholders (the "Annual Meeting"). The Trust requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Trust has owned the requisite number of HRPT Properties Trust shares for the requisite time period. The Trust intends to hold these shares through the date on which the Annual Meeting is held.

The Proposal is enclosed. I represent that the Trust or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. A proof of share ownership letter is being sent to you under separate cover, immediately following this filing. Please contact me at (202)730-7051 if you have any questions.

Sincerely,

Stephen Abrecht
Executive Director of Benefit Funds
SEIU Master Trust

SA:TR:bh
Enclosure

SERVICE EMPLOYEES
INTERNATIONAL UNION, CLC

SEIU MASTER TRUST
Dupont Circle, N.W., Ste. 900
Washington, DC 20036-1202
202.730.7500
800.458.1010
www.SEIU.org



RESOLVED that shareholders of HRPT Properties Trust ("HRP") urge the board of trustees to adopt a policy that the board shall designate a trustee who is independent of both HRP and REIT Management & Research LLC ("RMR") to serve as chairperson. The policy should be implemented so as not to violate any contractual obligation. The policy should also specify (a) how to select a new independent chairperson if a current chairperson ceases to be independent during the time between annual meetings of shareholders, and (b) that compliance with the policy is excused if no independent trustee is willing to serve as chairperson.

SUPPORTING STATEMENT

It is difficult to overstate the importance of the board of directors (called the board of trustees at HRP) in our system of corporate accountability. As a Conference Board Commission 2003 report stated, "Only a strong, diligent and independent board of directors that understands the key issues, provides wise counsel and asks management the tough questions is capable of ensuring that the interests of shareowners as well as other constituencies are being properly served."

HRP does not identify any trustee as board chairman, nor as lead or designated trustee. In our opinion, an independent board leader would be better positioned and better able to advocate for shareholders' interests and would counterbalance the influence of the company's founder playing multiple roles within the RMR/HRP structure.

Currently, HRP founder and managing trustee Barry Portnoy is the majority beneficial owner of RMR, which manages the operations of HRP and its subsidiaries. We believe that this arrangement could impair the board's effectiveness in representing shareholders' interests. Mr. Portnoy also serves as managing trustee of three affiliated companies: Hospitality Properties Trust, Senior Housing Properties Trust and the RMR Funds, all of which are managed by RMR.

As a trustee to related corporate entities, there is a risk that Mr. Portnoy's interests will conflict with the board's duty to oversee our company's business and affairs. Specifically, we are concerned about the board's ability to monitor the extensive transactions between HRP and RMR. RMR conducts the day-to-day business of HRP, provides administrative services to HRP, manages its properties, and presents investment opportunities to the HRP board of trustees. HRP's trustees are charged with approving transactions between HRP and RMR.

Industry watchers have expressed concern as well. As an August 2007 Cantor Fitzgerald stock report on HRPT notes, "we believe the shares deserve to trade at a discount to the peer group, due to an outside advised corporate structure." An earlier Stifel Nicolaus analyst report states, "It is our belief that the outside advisory structure is not ideal, primarily due to the potential conflict of interest concerns. This structure, which is not followed by any of HRPT's peer group, may result in a discount when valuing HRPT." Further, HRP's total shareholder returns have lagged behind its peer group for the past one, three and five years. Therefore, we believe that independent board leadership is critical.

We urge shareholders to vote FOR this proposal.


SEIU
Stronger Together

Via Overnight Mail

December 14, 2007

John C. Popeo
Secretary
HRPT Properties Trust
400 Centre Street
Newton, MA 02458

And via Facsimile: 617-332-2261

Dear Mr. Popeo:

In compliance with Rule 14a-8(b)(2), enclosed please find a "Proof of Ownership" letter from Amalgamated Bank dated December 11, 2007.

If you have any questions or need any additional information you can contact me at 202-730-7051.

Sincerely,

Stephen Abrecht
Executive Director of Benefit Funds

SA:TR:bh
Enclosure

SERVICE EMPLOYEES
INTERNATIONAL UNION, CLC

SEIU MASTER TRUST
11 Dupont Circle, N.W., Ste. 900
Washington, DC 20036-1202
202.730.7500
800.458.1010
www.SEIU.org

2908.440fwa 9.05




AMALGAMATED
BANK.

December 11th, 2007

Mr. Steve Abrecht
Executive Director of Benefit Funds
SEIU Master Trust
11 DuPont Circle, Suite 900
Washington, DC 20036

Re: HRPT Properties Trust. : Cusip # 40426W101

Dear Mr. Abrecht:

Amalgamated Bank is the record owner of 29,100 shares of common stock (the "Shares") of HRPT Properties Trust., beneficially owned by the SEIU Master Trust. The shares are held by Amalgamated Bank at the Depository Trust Company in our participant account # 2352. The SEIU Master Trust has held the shares continuously for at least one year on December 11th, 2007 and continues to hold the shares as of the date set forth above.

If you have any questions or need anything further, please do not hesitate to call me at (212)895-4971.

Very truly yours,

Hugh Scott
First Vice President
Amalgamated Bank

Cc: Tracey Rembert



HRPT PROPERTIES TRUST
NO-ACTION REQUEST LETTER
JANUARY 31, 2008

EXHIBIT B

CORRESPONDENCE
WITH
SEIU TRUST
RELATING TO
THE
PROPOSAL

400 Centre Street, Newton, MA 02458-2076


HRP
HRPT
PROPERTIES TRUST

tel: (617) 332-3990 fax: (617) 332-2261

January 8, 2008

VIA TELECOPY: 202-842-0046

Mr. Stephen Abrecht
Executive Director of Benefits Funds
Service Employees International Union
Dupont Circle, NW Suite 900
Washington, DC 20036-1202

Dear Mr. Abrecht:

This letter will acknowledge receipt of your letters dated December 11 and 14, 2007.

Your letters do not appear to contain all of the information required to be provided by shareholders who wish to present proposals for consideration at the 2008 HRPT Annual Meeting. The information required is set forth in HRPT's By Laws, which may be reviewed on the HRPT website (hrpreit.com) or in HRPT filings at the SEC. If you can not otherwise access the HRPT By Laws, please let me know and I will provide you with copies free of charge.

Yours truly,



John C. Popeo
Secretary



SERVICE EMPLOYEES
INTERNATIONAL UNION, CLC

SEIU MASTER TRUST
11 Dupont Circle, N.W., Ste. 900
Washington, DC 20036-1202
202.730.7500
800.458.1010
www.SEIU.org



March 17, 2008

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: Request by HRPT Properties Trust to omit shareholder proposal submitted by the SEIU Master Trust

Dear Sir/Madam,

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the Service Employees International Union Master Trust (the "Trust") submitted a shareholder proposal (the "Proposal") to HRPT Properties Trust ("HRPT" or the "Company"). The Proposal asks HRPT's board to adopt a policy that the board shall designate a trustee who is independent of both HRPT and REIT Management Research LLP to serve as board chairman.

In a letter to the Division dated January 31, 2008 (the "No-Action Request"), HRPT stated that it intends to omit a paragraph of the Proposal's supporting statement from its proxy materials to be distributed to shareholders in connection with the Company's 2008 annual meeting of shareholders. HRPT claims that the paragraph is materially false or misleading, and thus excludable pursuant to Rule 14a-8(i)(3).

Specifically, HRPT attacks the following paragraph:

> Industry watchers have expressed concern as well. As an August 2007 Cantor Fitzgerald stock report on HRPT notes, "we believe the shares deserve to trade at a discount to the peer group, due to an outside advised corporate structure." An earlier Stifel Nicolaus analyst report states, "It is our belief that the outside advisory structure is not ideal, primarily due to potential conflict of interests concerns." Further, HRPT's total shareholder returns have lagged behind its peer group for the past one, three and five years. Therefore, we believe that independent board leadership is critical.

HRPT argues that the quoted material was taken out of context and does not accurately represent Cantor Fitzgerald and Stifel's views on the company. For example, HRPT points to the fact that Cantor Fitzgerald has a "buy" recommendation on the stock and that Stifel had a "market outperform" recommendation on it.[1]

[1] We note that Stifel has since lowered its rating to "hold."

However, the quotations were not offered to support the notion that either firm had a uniformly negative outlook on HRPT. Instead, they were included for the more limited point that both Cantor and Stifel believe that the outside advisory structure used by HRPT is more risky than an internally managed structure because the outside structure creates a conflict of interest. The subject of the Proposal is independent board leadership, making the question of conflicts of interest central.

If HRPT wishes to draw shareholders' attention to the positive things that analysts at Cantor Fitzgerald or Stifel (or any other firm) have to say about HRPT, the appropriate place to do so is in the Statement in Opposition to the Proposal. (See Staff Legal Bulletin 14B.) HRPT's plea, that it should not be required to break from a prior voluntary practice and comment on analyst reports in its Statement in Opposition, does not justify omitting a portion of the Proposal's supporting statement evidencing that analysts believe that HRPT's outside advisory structure leads to a share price discount and gives rise to a conflict of interest. HRPT can argue in favor of the outside advisory structure, as well as tout the other merits of the Company, without touching on the Cantor Fitzgerald or Stifel reports.

If the Staff believes that it is necessary to make clear to shareholders that the "concern" being expressed by Cantor Fitzgerald and Stifel related specifically to the outside advisory structure and not HRPT's prospects more generally, the Trust is willing to change the first sentence of the penultimate paragraph to read: "Industry watchers have also expressed concern about the outside advisory structure."

HRPT has not provided any authority in support of its assertion that consent of Cantor Fitzgerald or Stifel is needed in order to include brief quotations in the Proposal's supporting statement or that the Proposal must disclose that such consent has not been obtained. As HRPT is aware, Rule 14a-12(c)(2), which requires disclosure of whether consent has been obtained to quote from previously published material, applies only to director election contests. Moreover, as HRPT concedes, Rule 14a-8(l)(2) makes clear that a company is not responsible for the contents of a proponent's proposal.

HRPT also attacks the Proposal's assertions regarding the Company's total shareholder returns over the past one, three and five years compared with those of its peers. Data on returns came from the data library of the National Association of Real Estate Investment Trusts and returns were calculated as of October 26, 2007. Using NAREIT's data yields a one-year total shareholder return (TSR) for HRPT of -9.38%, a three-year return of 4.088% and a five-year return of 11.4%. In reviewing these figures, we became aware that HRPT did not in fact under perform the average TSR for the peer group, so we request that we be permitted to revise the proposal to clarify this point.

If the Staff believes that shareholders would be confused, as HRPT claims, into believing that the return calculations emanate from Cantor Fitzgerald and/or Stifel, the Trust is willing to separate that material into a separate paragraph from the discussion of the Cantor Fitzgerald and Stifel reports or include other appropriate language, such as indicating that the data came from NAREIT. However, the Trust does not believe that the mere adjacency of the discussions would be likely to cause such confusion.

* * * * *

If you have any questions or need additional information, please do not hesitate to call me at (202) 730-7051. The Trust appreciates the opportunity to be of assistance in this matter.

Very truly yours,



Stephen Abrecht
Executive Director of Benefit Funds

SA:BY:bh

cc: Louis A. Goodman
Fax # 617-573-4822

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

ONE BEACON STREET
BOSTON, MASSACHUSETTS 02108-3194

TEL: (617) 573-4800
FAX: (617) 573-4822
www.skadden.com

Securities Exchange Act of 1934,
Rule 14a-8(i)(3)

January 31, 2008

VIA HAND DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Shareholder Proposal of the SEIU Master Trust

Ladies and Gentlemen:

We are writing on behalf of our client, HRPT Properties Trust (the "Company" or "HRPT"), a Maryland real estate investment trust, pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act")[1], to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, a portion of the supporting statement (the "Supporting Statement") submitted by Stephen Abrecht, Executive Director of Benefit Funds, on behalf of the SEIU Master Trust (the "Proponent") in support of its shareholder proposal (the "Proposal"), may properly be omitted from the proxy materials (the "2008 Proxy Materials") to be distributed by the Company in connection with its 2008 annual meeting of shareholders pursuant to Rule 14a-8(i)(3).

---

[1] Unless otherwise noted, all references in this letter to rules refer to the applicable rule promulgated under the Securities Exchange Act of 1934, as amended.

I. The Proposal

The Proposal reads as follows:

Resolved that shareholders of HRPT Properties Trust ("HRP") urge the board of trustees to adopt a policy that the board shall designate a trustee who is independent of both HRP and REIT Management Research LLC ("RMR") to serve as chairperson. The policy should be implemented so as not to violate any contractual obligation. The policy should also specify (a) how to select a new independent chairperson if a current chairperson ceases to be independent during the time between annual meetings of shareholders, and (b) that compliance with the policy is excused if no independent trustee is willing to serve as chairperson.

A copy of the full text of the Proposal and Supporting Statement is attached hereto as Exhibit A.

II. Substantive Grounds for Exclusion

The Company respectfully requests that the Staff concur in its view that the following paragraph (the "Penultimate Paragraph") of the Supporting Statement is excludable from the 2008 Proxy Materials on the basis that it contains materially misleading statements, rendering it materially false and misleading in violation of the proxy rules:

Industry watchers have expressed concern as well. As an August 2007 Cantor Fitzgerald stock report on HRPT notes, "we believe the shares deserve to trade at a discount to the peer group, due to an outside advised corporate structure." An earlier Stifel Nicolaus analyst report states, "It is our belief that the outside advisory structure is not ideal, primarily due to the potential conflict of interest concerns. This structure, which is not followed by any of HRPT's peer group, may result in a discount when valuing HRPT." Further, HRP's total shareholder returns have lagged behind its peer group for the past one, three and five years. Therefore, we believe that independent board leadership is critical.

Bases for Exclusion

A Portion of the Supporting Statement May be Properly Omitted under Rule 14a-8(i)(3) Because It is Materially False and Misleading in Violation of the Proxy Rules

In Staff Legal Bulletin No. 14B (September 15, 2004) ("SLB 14B"), the Staff clarified its view as to the circumstances in which language in a proposal or supporting statement may properly be omitted in reliance on Rule 14a-8(i)(3). In SLB 14B, the Staff stated that modification or exclusion of a statement may be appropriate where "the company demonstrates objectively that the statement is materially false or misleading." The Company submits that the statements made in the Penultimate Paragraph, by objective standards, are materially false and misleading for the reasons set forth below.

In the Penultimate Paragraph, the Proponent selectively quotes a portion of a sentence in an August 9, 2007 stock report of Cantor Fitzgerald (the "Cantor Report") and two sentences in a November 9, 2005 stock report of Steifel, Nicholaus & Company, Incorporated (the "Steifel Report," and together with the Cantor Report, the "Cantor and Steifel Reports") as proof of the purported factual assertion that '[i]ndustry watchers have expressed concern as well" with respect to the Company. However, neither the Cantor Report nor the Steifel Report expresses "concern" with respect to the Company, or more particularly, with respect to the ability of the Company's board of trustees to effectively monitor transactions between the Company and its manager, Reit Management & Research LLC ("RMR"). Indeed, the Cantor Report rates the Company as "**Buy**" and states in the same sentence from which the Proponent draws the quote (but in the portion omitted by the Proponent from the Supporting Statement) that the Company has a "historical track record of fiduciary responsibility." Similarly, the Steifel Report rates the Company as "**Market Outperform**" and states immediately following the quoted sentences that RMR, "has a long track record of being a good fiduciary" and that HRPT's "G&A costs are at or below the peer group average." Thus, the Penultimate Paragraph materially misrepresents the Cantor and Steifel Reports. These reports do not express concern about the Company. Instead, they each state that the Company has a track record of fiduciary responsibility.

The Cantor and Steifel Reports are proprietary and not publicly available; they are available only to clients of Cantor Fitzgerald ("Cantor") and Steifel, Nicholaus & Company, Incorporated ("Steifel"). Consequently, unless Company shareholders are clients of Cantor and Steifel, they will not be able to access the Cantor and Steifel Reports to determine independently that the statements in the Penultimate Paragraph are misleading.[2]

[2] Additionally, the Proponent has not provided the Company with evidence that it has the consent of Cantor to the inclusion of Cantor's name, references to the Cantor Report or truncated quotes from the Cantor Report in the Supporting Statement in the 2008 Proxy Materials or the consent of Steifel to the inclusion of Steifel's name, references to the Steifel Report or quotes from the Steifel Report in the Supporting Statement in the 2008 Proxy Materials. The Company does not have and does not intend to

We recognize, as stated in SLB 14B, Staff's view that in certain circumstances it is appropriate for a company to address its objections to a shareholder proposal in a statement of opposition in the proxy statement rather than to seek to exclude objectionable statements from a shareholder proposal or a supporting statement under Rule 14a-8(i)(3). We also acknowledge that Rule 14a-8(l)(2) states, "The company is not responsible for the contents of [the shareholder proponent's] proposal or supporting statement." Importantly, however, in order for the Company to demonstrate to its shareholders that the Penultimate Paragraph is misleading, the Company will need to reference, and include portions of, the Cantor and Steifel Reports in the opposition section of the 2008 Proxy Materials. Therefore, allowing the Proponent to include the Penultimate Paragraph would mean, in effect, that the Company will need to reference, and include portions of, the Cantor and Steifel Reports in the opposition section of the 2008 Proxy Materials. We respectfully submit that the Company should not be required to do so for a number of reasons. The Company has a general practice of not commenting on analyst reports, and has no recollection of ever doing so. There may be an increased risk to the Company that, by the inclusion of portions of the Cantor and Steifel Reports in the 2008 Proxy Materials and discussing those reports therein, the Company could be said to have "adopted" such reports as the Company's own, potentially exposing the Company to securities fraud liability for their content and responsibility to correct or update information contained therein. Moreover, the Commission has cautioned that it "[does] not view a disclaimer as sufficient to insulate an issuer from responsibility for information it makes available through a hyperlink or otherwise" and stated that specific disclaimers of anti-fraud liability are contrary to the policies underpinning the federal securities laws.[3] The Company should not be exposed to potentially increased liability in order to effectively counter materially false and misleading statements made in the Penultimate Paragraph.[4]

The Proponent follows the selective quotes from the Cantor and Steifel Reports with an unsupported, unqualified and unexplained purported factual statement that the Company's "total shareholder returns have lagged behind its peer group for the past one,

---

obtain the consent of either Cantor or Steifel to the use of their names or excerpts from their reports in the 2008 Proxy Materials. As a result, there may be some risk to the Company that either or both of Cantor and Steifel will object to the inclusion of their names and excerpts from their reports in the 2008 Proxy Materials. This is a risk the Company should not be required to incur either by including the Penultimate Paragraph in the Supporting Statement portion of the 2008 Proxy Materials or including portions of the Cantor and Steifel Reports in an opposition section of the 2008 Proxy Materials in order to demonstrate that the Penultimate Paragraph is false and misleading.

[3] "Use of Electronic Media," 72 SEC Docket No. 6, at page 761 n.61 (April 28, 2000).

[4] If the Staff does not concur with the Company's view that the Penultimate Paragraph may properly be excluded from the 2008 Proxy Materials, in effect, the Company will be forced to correct the Proponent's false and misleading statements in the statement of opposition portion of such materials and include in such materials a disclaimer of responsibility by the Company for the information in the Cantor and Steifel Reports.

three and five years." By including this sentence immediately after quotes from the Cantor and Steifel Reports, and in the same paragraph as the Proponent's discussion of the Cantor and Steifel Reports, the Proponent purposely is trying to mislead Company shareholders into assuming the statement is a conclusion of fact reached in the Cantor and Steifel Reports. It is not. Moreover, the purported factual statement is materially false and misleading because it is unqualified, without any explanation as to:

- How the Proponent calculated total shareholder returns.
- The names of the companies the Proponent included in the peer group and how it determined the peer group.
- The Proponent's sources for information about companies included in the peer group.
- The dates of the one, three and five year time periods the Proponent used for the calculations.[5]
- The Proponent's method for making the peer group comparison.

As a broad purported factual assertion, that is unqualified and unexplained, the statement is materially false and misleading.

We submit that the aforementioned reasons objectively demonstrate that the Penultimate Paragraph is materially false and misleading. Accordingly, the Company believes that the Penultimate Paragraph should be omitted from the 2008 Proxy Materials pursuant to Rule 14a-8(i)(3).

III. Conclusion

For the reasons set forth above, the Company respectfully requests that the Staff concur with its view that it may properly omit the Penultimate Paragraph of the Supporting Statement from the 2008 Proxy Materials. The Company would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, the Company respectfully requests the opportunity to confer with you prior to the determination of the Staff's final position.

In accordance with Staff Legal Bulletin No. 14, section G.7., all relevant correspondence relating to the Proponent is attached hereto as a schedule to Exhibit B. The Company can make available to you copies of the Cantor and Steifel Reports if you determine it is necessary to review them in connection with this request.

---

[5] As the Proposal is dated December 11, 2007, the time periods cannot be based on calendar years unless the calculations are stale.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing it of the Company's intention to omit a portion of the Supporting Statement from the 2008 Proxy Materials. The Company intends to begin distribution of the definitive 2008 Proxy Materials on or after April 21, 2008. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company currently intends to file the definitive 2008 Proxy Materials with the Commission.

We would greatly appreciate it if Staff's response could be faxed to my attention at 617-573-4800. According to the correspondence the Company has received from the Proponent, the Proponent's fax number is 202-842-0046.

If the Staff has any questions or comments regarding the foregoing, please contact the undersigned at (617) 573-4830.

Very truly yours,



Louis A. Goodman

Enclosures

cc: Jennifer Clark,
Senior Vice President, HRPT Properties Trust

Stephen Abrecht,
Executive Director of Benefit Funds, SEIU Master Trust

HRPT PROPERTIES TRUST
NO-ACTION REQUEST LETTER
JANUARY 31, 2008

EXHIBIT A

PROPOSAL
AND
SUPPORTING STATEMENT

BENEFIT FUNDS OFFICE of the
Service Employees International Union
11 Dupont Circle • Washington, DC 20036
Phone: (202) 730-7500 Fax: (202) 842-0046

SEIU Master Trust:

SEIU National Industry Pension Fund

SEIU Affiliates' Officers & Employees Pension Fund

SEIU Staff Pension Fund

Fax

To:	JOHN C. POPEO	From:	STEPHEN ABRECHT
Fax:	617-332-2261	Pages:	3 , including cover sheet
Phone:		Date:	12/11/2007
Re:	SHAREHOLDER SUBMISSION	CC:	

• **Comments:**

ATTACHED, PLEASE FIND THE SEIU MASTER TRUST SUBMISSION FOR THE 2008 ANNUAL MEETING OF SHAREHOLDERS.

THE ORIGINAL FOLLOWS BY UPS OVERNIGHT DELIVERY.



SERVICE EMPLOYEES
INTERNATIONAL UNION, CLC

SEIU MASTER TRUST
11 Dupont Circle, N.W., Ste. 900
Washington, DC 20036-1202
202.730.7500
800.458.1010
www.SEIU.org



Via Overnight Mail

December 11, 2007

John C. Popeo
Secretary
HRPT Properties Trust
400 Centre Street
Newton, MA 02458

And via Facsimile: 617-332-2261

Dear Mr. Popeo:

On behalf of the SEIU Master Trust ("the Trust"), I write to give notice that, pursuant to the 2007 proxy statement of HRPT Properties Trust (the "Company"), the Trust intends to present the enclosed proposal (the "Proposal") at the 2008 annual meeting of shareholders (the "Annual Meeting"). The Trust requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Trust has owned the requisite number of HRPT Properties Trust shares for the requisite time period. The Trust intends to hold these shares through the date on which the Annual Meeting is held.

The Proposal is enclosed. I represent that the Trust or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. A proof of share ownership letter is being sent to you under separate cover, immediately following this filing. Please contact me at (202)730-7051 if you have any questions.

Sincerely,

Stephen Abrecht
Executive Director of Benefit Funds
SEIU Master Trust

SA:TR:bh
Enclosure

RESOLVED that shareholders of HRPT Properties Trust ("HRP") urge the board of trustees to adopt a policy that the board shall designate a trustee who is independent of both HRP and REIT Management & Research LLC ("RMR") to serve as chairperson. The policy should be implemented so as not to violate any contractual obligation. The policy should also specify (a) how to select a new independent chairperson if a current chairperson ceases to be independent during the time between annual meetings of shareholders, and (b) that compliance with the policy is excused if no independent trustee is willing to serve as chairperson.

SUPPORTING STATEMENT

It is difficult to overstate the importance of the board of directors (called the board of trustees at HRP) in our system of corporate accountability. As a Conference Board Commission 2003 report stated, "Only a strong, diligent and independent board of directors that understands the key issues, provides wise counsel and asks management the tough questions is capable of ensuring that the interests of shareowners as well as other constituencies are being properly served."

HRP does not identify any trustee as board chairman, nor as lead or designated trustee. In our opinion, an independent board leader would be better positioned and better able to advocate for shareholders' interests and would counterbalance the influence of the company's founder playing multiple roles within the RMR/HRP structure.

Currently, HRP founder and managing trustee Barry Portnoy is the majority beneficial owner of RMR, which manages the operations of HRP and its subsidiaries. We believe that this arrangement could impair the board's effectiveness in representing shareholders' interests. Mr. Portnoy also serves as managing trustee of three affiliated companies: Hospitality Properties Trust, Senior Housing Properties Trust and the RMR Funds, all of which are managed by RMR.

As a trustee to related corporate entities, there is a risk that Mr. Portnoy's interests will conflict with the board's duty to oversee our company's business and affairs. Specifically, we are concerned about the board's ability to monitor the extensive transactions between HRP and RMR. RMR conducts the day-to-day business of HRP, provides administrative services to HRP, manages its properties, and presents investment opportunities to the HRP board of trustees. HRP's trustees are charged with approving transactions between HRP and RMR.

Industry watchers have expressed concern as well. As an August 2007 Cantor Fitzgerald stock report on HRPT notes, "we believe the shares deserve to trade at a discount to the peer group, due to an outside advised corporate structure." An earlier Stifel Nicolaus analyst report states, "It is our belief that the outside advisory structure is not ideal, primarily due to the potential conflict of interest concerns. This structure, which is not followed by any of HRPT's peer group, may result in a discount when valuing HRPT." Further, HRP's total shareholder returns have lagged behind its peer group for the past one, three and five years. Therefore, we believe that independent board leadership is critical.

We urge shareholders to vote FOR this proposal.



Via Overnight Mail

December 14, 2007

John C. Popeo
Secretary
HRPT Properties Trust
400 Centre Street
Newton, MA 02458

And via Facsimile: 617-332-2261

Dear Mr. Popeo:

In compliance with Rule 14a-8(b)(2), enclosed please find a "Proof of Ownership" letter from Amalgamated Bank dated December 11, 2007.

If you have any questions or need any additional information you can contact me at 202-730-7051.

Sincerely,

Stephen Abrecht
Executive Director of Benefit Funds

SA:TR:bh
Enclosure

SERVICE EMPLOYEES
INTERNATIONAL UNION, CLC

SEIU MASTER TRUST
11 Dupont Circle, N.W., Ste. 900
Washington, DC 20036-1202
202.730.7500
800.458.1010
www.SEIU.org





December 11th, 2007

Mr. Steve Abrecht
Executive Director of Benefit Funds
SEIU Master Trust
11 DuPont Circle, Suite 900
Washington, DC 20036

Re: HRPT Properties Trust. : Cusip # 40426W101

Dear Mr. Abrecht:

Amalgamated Bank is the record owner of 29,100 shares of common stock (the "Shares") of HRPT Properties Trust., beneficially owned by the SEIU Master Trust. The shares are held by Amalgamated Bank at the Depository Trust Company in our participant account # 2352. The SEIU Master Trust has held the shares continuously for at least one year on December 11th, 2007 and continues to hold the shares as of the date set forth above.

If you have any questions or need anything further, please do not hesitate to call me at (212)895-4971.

Very truly yours,

Hugh Scott
First Vice President
Amalgamated Bank

Cc: Tracey Rembert

HRPT PROPERTIES TRUST
NO-ACTION REQUEST LETTER
JANUARY 31, 2008

EXHIBIT B

CORRESPONDENCE
WITH
SEIU TRUST
RELATING TO
THE
PROPOSAL

400 Centre Street, Newton, MA 02458-2076


HRP
HRPT
PROPERTIES TRUST

tel: (617) 332-3990 fax: (617) 332-2261

January 8, 2008

VIA TELECOPY: 202-842-0046

Mr. Stephen Abrecht
Executive Director of Benefits Funds
Service Employees International Union
Dupont Circle, NW Suite 900
Washington, DC 20036-1202

Dear Mr. Abrecht:

This letter will acknowledge receipt of your letters dated December 11 and 14, 2007.

Your letters do not appear to contain all of the information required to be provided by shareholders who wish to present proposals for consideration at the 2008 HRPT Annual Meeting. The information required is set forth in HRPT's By Laws, which may be reviewed on the HRPT website (hrpreit.com) or in HRPT filings at the SEC. If you can not otherwise access the HRPT By Laws, please let me know and I will provide you with copies free of charge.

Yours truly,



John C. Popeo
Secretary

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

ONE BEACON STREET

BOSTON, MASSACHUSETTS 02108-3194

TEL: (617) 573-4800

FAX: (617) 573-4822

www.skadden.com

Securities Exchange Act of 1934,
Rule 14a-8(i)(3)

March 19, 2008

VIA EMAIL AND OVERNIGHT DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Withdrawal of No-Action Request of HRPT Properties Trust Regarding the Shareholder Proposal of the SEIU Master Trust

Ladies and Gentlemen:

We are writing on behalf of our client, HRPT Properties Trust (the "Company"), to withdraw the Company's request, dated January 31, 2008, that the Staff of the Division of Corporation Finance of the Securities and Exchange Commission concur with the Company's view that a portion of the supporting statement of the SEIU Master Trust in support of its shareholder proposal dated December 11, 2007 may properly be omitted from the proxy materials of the Company for its 2008 annual meeting of shareholders.

The Company will include the proposal and supporting statement of the SEIU Master Trust dated December 11, 2007 in the proxy statement of the Company for its 2008 annual meeting of shareholders.

A copy of this letter is being mailed to the SEIU Master Trust.

Please contact me at (617) 573-4830 if you have any question regarding the foregoing.

Very truly yours,



Louis A. Goodman

cc: Jennifer Clark,
Senior Vice President, HRPT Properties Trust

Stephen Abrecht,
Executive Director of Benefit Funds, SEIU Master Trust

END